UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

NIO Inc. (the “Company”) held an extraordinary general meeting of the shareholders on June 3, 2021 (the “EGM”), and the Company’s shareholders passed a special resolution to adopt the Twelfth Amended and Restated Memorandum and Articles of Association (“M&AA”). The Company hereby submits this current report on Form 6-K to furnish (i) the voting results of the EGM on Exhibit 99.1 and (ii) the as-adopted M&AA on Exhibit 99.2. This submission, including the exhibits furnished herewith, constitutes the entire disclosure with respect to the matters covered hereby and thereby, and all other documents with respect to the matters covered hereby and thereby are superseded by this submission.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Voting Results of Extraordinary General Meeting of NIO Inc.

99.2	As-Adopted Twelfth Amended and Restated Memorandum and Articles of Association of NIO Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: June 7, 2021